UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENIUS BRANDS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

000-54389

(Commission File Number)

Nevada	20-4118216
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3111 Camino Del Rio North, Suite 400

San Diego, CA 92108

(Address of principal executive offices)

(858) 450-2900

(Registrant's telephone number)

Copies to:

Harvey J. Kesner Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

November 22, 2013

This Information Statement is being furnished on or about November 22, 2013 to all of the stockholders of record at the close of business on November 22, 2013 of the common stock, par value $0.001 per share, of Genius Brands International, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

On November 15, 2013, Genius Brands International, Inc., a Nevada corporation (“we” or the “Company”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with A Squared Entertainment, LLC, a Delaware limited liability company (“A Squared”), A Squared Holdings, LLC, a California limited liability company and sole member of A Squared (the “Parent Member”) and A2E Acquisition LLC, our newly formed, wholly-owned Delaware subsidiary (“Acquisition Sub”). Upon closing of the transactions contemplated under the Merger Agreement (the “Merger”), which occurred concurrently with entering into the Merger Agreement, our Acquisition Sub merged with and into A Squared, and A Squared, as the surviving entity, became a wholly-owned subsidiary of the Company.  As a result of the Merger, the Company acquired the business and operations of A Squared.  A Squared is a children’s entertainment production company that produces original content for children and families that provide entertaining and educational media experiences. A Squared also creates comprehensive consumer product programs in the forms of toys, books and electronics. A Squared works with broadcasters, digital and online distributors and retailers worldwide as well as major toy companies, video game companies and top licensees in the kids and family arena.

Pursuant to the terms and conditions of the Merger:

•	At the closing of the Merger, the membership interests of A Squared issued and outstanding immediately prior to the closing of the Merger were cancelled and the Parent Member received shares of our common stock. Accordingly, an aggregate of 297,218,237 shares of our common stock were issued to the Parent Member.

•	Upon the closing of the Merger, Klaus Moeller resigned as the Company’s Chief Executive Officer and Chairman and Larry Balaban resigned as the Company’s Corporate Secretary, and simultaneously with the effectiveness of the Merger, Andrew Heyward was appointed as the Company’s Chief Executive Officer, Amy Moynihan Heyward was appointed as the Company’s President and Gregory Payne was appointed as the Company’s Corporate Secretary. Mr. Moeller remains a director of the Company.

•	Effective upon the Company’s meeting its information obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Michael Meader, Larry Balaban, Howard Balaban and Saul Hyatt will resign as directors of the Company and Andrew Heyward, Amy Moynihan Heyward, Lynne Segall, Jeffrey Weiss, Joseph “Gray” Davis, William McDonough and Bernard Cahill will be appointed as directors of the Company.

In connection with the Merger, the Parent Member, Andrew Heyward and Amy Moynihan Heyward each executed a lockup agreement pursuant to which they agreed to refrain from selling or transferring securities of the Company they own for a period of time beginning on the closing date of the Merger and ending 90 days after the effective date of the Company’s registration statement filed pursuant to the Financing Registration Rights Agreement (as discussed below). Additionally, the Company and the Parent Member entered into a Registration Rights Agreement (the “Merger Registration Rights Agreement”) pursuant to which the Company granted the Parent Member demand registration rights and piggy back registration rights at any time following (18) months from the date of the closing of the Merger.

At the closing of the Merger, the Company sold an aggregate of 29,642,857 shares of shares of its common stock, $0.001 par value per share (the “Common Stock”) in a private placement (the “Private Placement”) to certain investors (the “Investors”) at a per share price of $0.035 for gross proceeds to the Company of $1,037,500. The shares of Common Stock issued in the Private Placement are subject to price protection and “most favored nations” protection for a period equal to the lesser of three (3) years from the closing of the Private Placement or until no Investor holds any Common Stock purchased in the Private Placement, in the event the Company issues securities at a per share price of less than $0.035 per share, subject to certain exceptions, or otherwise issues securities to new investors whereby the Investors reasonably believe that the terms and conditions appurtenant to such issuance or sale are more favorable to that which were received by the Investors. In connection with the Private Placement, the Company’s pre-Merger officers and directors executed lockup agreements pursuant to which they agreed to refrain from selling or transferring securities of the Company for a period of beginning on the closing date of the Merger and ending 90 days after the effective date of the Company’s registration statement filed pursuant to the Financing Registration Rights Agreement (as discussed below), subject to certain leak-out provisions.

In connection with the Private Placement, the Company and the Investors entered into a Registration Rights Agreement (the “Financing Registration Rights Agreement”) pursuant to which the Company agreed to file a “resale” registration statement with the Securities and Exchange Commission (the “SEC”) covering all shares of Common Stock sold in the Private Placement within 90 days of the closing of the Private Placement (the “Filing Date”).  The Company has agreed to maintain the effectiveness of the registration statement from the effective date until all securities have been sold or are otherwise able to be sold pursuant to Rule 144. The Company has agreed to use its reasonable best efforts to have the registration statement declared effective within 125 days (the “Effectiveness Date”) of the Filing Date.

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The Company is obligated to pay to Investors a fee of 1% per month of the Investors’ investment, payable in cash, for every thirty (30) day period up to a maximum of 6% upon the occurrence of certain events, including, (i) following the Filing Date that the registration statement has not been filed and (ii) following the Effectiveness Date that the registration statement has not been declared effective.

On November 15, 2013, the Company entered into an employment agreement with Andrew Heyward (the “Andrew Heyward Employment Agreement”), whereby Mr. Heyward agreed to serve as the Company’s Chief Executive Officer for a period of five years, subject to renewal, in consideration for an annual salary of $200,000.  Additionally, under the terms of the Andrew Heyward Employment Agreement, Mr. Heyward shall be eligible to receive annual bonus if the Company meets certain criteria, as established by the Board of Directors.  Mr. Heyward shall be entitled to reimbursement of reasonable expenses incurred in connection with his employment and the Company may take out and maintain during the term of his tenure, a life insurance policy in the amount of $1,000,000. During the term of his employment and under the terms of the Andrew Heyward Employment Agreement, Mr. Heyward shall be entitled to be designated as composer on all music contained in the programming produced by the Company and to receive composer’s royalties from applicable performing rights societies.

On November 15, 2013, the Company entered into an employment agreement with Amy Moynihan Heyward (the “Amy Heyward Employment Agreement”), whereby Ms. Heyward agreed to serve as the Company’s President for a period of five years, subject to renewal, in consideration for an annual salary of $180,000.  Additionally, under the terms of the Amy Heyward Employment Agreement, Ms. Heyward shall be eligible to receive an annual bonus if the Company meets certain criteria, as established by the Board of Directors. Ms. Heyward shall be entitled to reimbursement of reasonable expenses incurred in connection with her employment and the Company may take out and maintain during the term of her tenure, a life insurance policy in the amount of $1,000,000. During the term of her employment and under the terms of the Amy Heyward Employment Agreement, Ms. Heyward shall be entitled to be designated as composer on all music contained in the programming produced by the Company and to receive composer’s royalties from applicable performing rights societies.

In connection with the Merger, the Company and Klaus Moeller entered into a termination agreement to terminate Mr. Moeller’s employment agreement dated as of October 29, 2013 (the “Moeller Employment Termination Agreement”). Under the terms of the Moeller Employment Termination Agreement, Mr. Moeller agreed to cancel options to purchase an aggregate of up to 1,950,000 shares of the Common Stock.

In connection with the Merger, the Company and certain of our pre-merger directors agreed to cancel outstanding options to purchase up to an aggregate of 5,850,000 shares of Common Stock.

In connection with the Merger, the Company entered into Salary Conversion Agreements with each of Klaus Moeller, Jeanene Morgan, Larry Balaban, Howard Balaban and Michael Meader pursuant to which such individuals agreed to convert an aggregate of approximately $612,442.62 in accrued but unpaid salaries into an aggregate of 12,414,516 shares of Common Stock.

In connection with the Merger, the Company entered into a marketing consultation agreement with Girlilla Marketing LLC (“Girlilla” and the agreement the “Girlilla Consulting Agreement”) pursuant to which Girlilla agreed to provide certain strategic digital marketing services in consideration for 1,000,000 shares of Common Stock, which shall vest as follows: 200,000 shares upon execution of the Girlilla Consulting Agreement, 200,000 shares on January 15, 2014, 200,000 shares on March 15, 2014, 200,000 shares on June 15, 2014 and 200,000 shares on September 14, 2014.

Additionally, the Company entered into an engagement letter with ROAR LLC (“ROAR” and the engagement letter, the “ROAR Engagement Letter”) pursuant to which ROAR agreed to provide the Company with certain services, including the development of a business development strategy, for a period of 18 months. In consideration for its services, the Company agreed to pay ROAR 6,749,175 shares of Common Stock, which shall vest as follows: 2,000,000 shares upon execution of the ROAR Engagement Letter, 2,000,000 shares on January 15, 2014, 1,374,588 shares on September 15, 2014 and 1,374,587 shares on March 15, 2015.

Bernard Cahill is the founder of ROAR and ROAR owns 65% of Girlilla. Mr. Cahill will be appointed a director of the Company upon the Company meeting its information requirements under the Exchange Act.

On November 15, 2013, the Company issued an aggregate of 44,861,260 shares of Common Stock to holders of its 12% convertible promissory notes, in the aggregate principal amount of $530,000, plus accrued but unpaid interest of $13,718.51 (the “Bridge Notes”) in connection with the automatic conversion of the Bridge Notes upon consummation of the Merger, which qualified as an “Acquisition Transaction” under the terms of the Bridge Notes.

On November 15, 2013, the Company issued an aggregate of 92,944,387 shares of Common Stock to holders of its 16% senior secured convertible debentures, in the aggregate principal amount of $1,088,333.32, plus accrued but unpaid interest in the aggregate amount of $38,140.54 (the “Debentures”) in connection with the automatic conversion of the Debentures upon consummation of the Merger, which qualified as an “Acquisition Transaction” under the terms of the Debentures, as amended.

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On November 15, 2013, the Company issued an aggregate of 7,323,707 shares of Common Stock to Klaus Moeller, Michael Meader, Larry Balaban and Howard Balaban in consideration for the cancellation of an aggregate of $256,329.76 in loans and accrued but unpaid interest thereon made to the Company by such individuals

Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be elected as directors in connection with the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2013. The SEC maintains a website that contains reports and other information regarding public companies that file reports with the SEC. Copies of the Company's filings may be obtained free of charge from the SEC's website at http://www.sec.gov.

CHANGE IN CONTROL

Pursuant to the Merger, the Company issued an aggregate of 297,218,237 shares of common stock to the Parent Member following the closing of the Merger, and the Merger transactions resulted in A Squared becoming a wholly-owned subsidiary of the Company.

In connection with the Merger, effective on the closing of the Merger, Klaus Moeller resigned as the Chief Executive Officer and Chairman (but remains a director) of the Company and the following persons were appointed as executive officers of the Company:

Name	Title
Andrew Heyward	Chief Executive Officer
Amy Moynihan Heyward	President
Gregory Payne	Secretary

In connection with the Merger, on or about 11 days after the filing of this Schedule 14f-1 with the SEC, Michael Meader, Larry Balaban Howard Balaban and Saul Hyatt will also resign as directors of the Company, and Andrew Heyward, Amy Moynihan Heyward, Lynne Segall, Jeffrey Weiss, Joseph “Gray” Davis, William McDonough and Bernard Cahill will be elected directors of the Company and Andrew Heyward will be elected the Chairman of the Board.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be elected as directors following the resignation of Michael Meader, Larry Balaban Howard Balaban and Saul Hyatt as directors. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by A Squared prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Name	Age	Position
Andrew Heyward	64	Chief Executive Officer

Amy Moynihan Heyward	46	President

Gregory Payne	59	Secretary

Klaus Moeller	51	Director

Michael G. Meader	47	Director

Larry Balaban	49	Director

Howard Balaban	55	Director

Jeanene Morgan	56	Chief Financial Officer

Saul Hyatt	50	Director

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Background Information

Andrew Heyward, 64, co-founded DIC Animation City in 1983 and served as its Chief Executive Officer until its sale in 1993. Mr. Heyward purchased DIC Entertainment L.P. and DIC Productions L.P, corporate successors to the DIC Animation City business in 2000 and served as the Chairman and Chief Executive Officer of their acquiring company DIC Entertainment Corporation, until its sale in 2008. Mr. Heyward co-founded A Squared in 2009 and has served as its Co-President since inception. Mr. Heyward earned a Bachelor of Arts degree in Philosophy from UCLA and is a member of the Producers Guild of America, the National Academy of Television Arts and the Paley Center (formerly the Museum of Television and Radio). Mr. Heyward gave the Commencement address in 2011 for the UCLA College of Humanities, and was awarded the 2002 UCLA Alumni Association's Professional Achievement Award.  He has received multiple Emmys and other awards for Children’s Entertainment.  He serves on the Board of Directors of the Cedars Sinai Medical Center.

Amy Moynihan Heyward, 46, is the founder and has been the President of A Squared since 2009. Prior the formation of A Squared, Ms. Heyward served as the Vice President of Marketing at the Los Angeles Times from 2006 to 2008 and from 2003 to 2006, Ms. Heyward served as the director of global marketing for McDonald’s Corporation. From 2002 to 2003, Ms. Moynihan handled promotions and sponsorships for Hasbro, Inc. and from 1994 to 2000, Ms. Heyward worked in various marketing posts for Disney. Ms. Heyward received degrees in Marketing Communications and Journalism from Northeastern University and sits on the Boards of Directors of LA’s Best and After School All-Stars.

Gregory Payne, 59, has been the Chief Operating Officer and General Counsel to A Squared Entertainment LLC since October 2011 and A Squared Holdings LLC since March 2009. He was an attorney in private practice and the Chairman of Foothill Entertainment, Inc. from 2000 to present. Mr. Payne served as Senior Vice President Legal and Business Affairs to DIC Animation City, DIC Entertainment L.P. and DIC Productions L.P. variously during the period from 1986 to 1998 and was an attorney in private practice from 1978 until 1986. Mr. Payne is a director and 50% shareholder of Foothill Entertainment Inc. Mr. Payne received his Juris Doctorate from Stanford Law School.

Klaus Moeller was the Chief Executive Officer, Chairman and director of the Company from inception until closing of the Merger on November 15, 2013 when he resigned as Chief Executive Officer and Chairman but remained a director. In May 2008, he was also appointed interim Chief Financial Officer of the Company, a position he held until April 26, 2011. Mr. Moeller currently sits on the Board of Directors of Capital Art, Inc., which operates an art business. Mr. Moeller was a Founder and the Chief Executive Officer, Chairman of the Board and a Director of Genius Products, Inc. from 1998 to 2005. Mr. Moeller served as Interim Chief Financial Officer of Genius from May 2001 until August of 2004. Mr. Moeller grew up and was educated in Germany, England, and Portugal. He worked as an auditor for Eluma S.A. in Sao Paulo Brazil, for the Ted Bates Advertising Agency and BHF Bank in Frankfurt. Mr. Moeller was chosen as a director based on his extensive experience in governance and leadership roles on the boards of public companies on which he has served, as well as extensive background in finance, both as an auditor and as chief executive officer and chief financial officer at Genius Products Inc.

Michael G. Meader will resign as a director of the Company effective upon the Company’s meeting its information obligations under the Exchange Act. Mr. Meader was elected to serve on the board of directors of the Company at inception and also acted as Chief Operating Officer and Secretary of the Company upon inception until August 27, 2008.  He was appointed as President of the Company on August 27, 2008 and resigned his positions as Chief Operating Officer and Secretary at that time.  Mr. Meader resigned as President of the Company effective April 1, 2013 and continued to provide services to the Company as a consultant.  Prior to January 2006, he acted as President (2001-2005), Executive Vice President of Distributions (1998-2000) for, and helped found, Genius Products, Inc.   Prior to founding Genius Products, Inc., from 1995 to 1997, Mr. Meader acted as Executive Vice President of the Book and Music Division of ARAMARK Corporation.  From 1991 through 1994, Mr. Meader acted as Secretary (1991-1992) and then Executive Vice President of the Music Division (1993-1994) for Meader Distributing.  Mr. Meader has a B.S. degree in hotel administration from the University of Wisconsin, and studied international business at the University of St. Thomas.  He was a member of the Scholastic Society and graduated with honors. Mr. Meader was chosen as a director of the Company based on his expertise in entertainment and distribution organizations.

Larry Balaban will resign as a director of the Company effective upon the Company’s meeting its information obligations under the Exchange Act. Mr. Balaban served as the Company’s Chief Creative Officer and Secretary since August 27, 2008 and resigned as the Company’s Chief Creative Officer on October 1, 2013.  Mr. Balaban resigned from his position as Secretary upon closing of the Merger on November 15, 2013. Prior to becoming Chief Creative Officer, Mr. Balaban acted as Director and President for the Company since its inception in January 2006 until August 27, 2008. Outside the production studio, Larry is a well-respected licensor who was named one of the “40 Under 40” most important people in the licensing industry by License Magazine in 2003.  For the past five years, he has held a seat on the board of directors of the Coalition for Quality Children’s Media, home of the Kids First!® Community-based jury that evaluates, rates and endorses children’s entertainment. Larry Balaban was a founder and Head of Production of Genius Products, Inc., from 1998 to 2005.   He was also the President of Mr. B Productions, a non-traditional marketing firm based in New York City, specializing in TV production, target marketing and membership programs.  From 1994-1997, Larry Balaban was President of Virtual Reality Productions, where he specialized in marketing, and coordinated specialized audio productions for licensed Products including Star Trek(TM), The Simpson’s and the X-Files. Mr. Balaban was chosen as a director of the Company based on his extensive business experience in entertainment and licensing.

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Howard Balaban will resign as a director of the Company effective upon the Company’s meeting its information obligations under the Exchange Act. Mr. Balaban served as Executive Vice President of New Business Development until the closing of the Merger on November 15, 2013 and has been a director since April, 2006.  He had served as Executive Vice President of New Business Development of Genius Products from 2001-2006. He was previously appointed Senior Vice President of Sales in January 1999-2000 after having rendered sales and marketing consulting services from 1997-2000 for Genius Products and several other companies.  From 1994-1997, Mr. Balaban was Chief Executive Officer of Future Call Inc., a prepaid telephone card company that he co-founded with William Shatner and held the rights to all Star Trek properties and many others such as, The Simpsons, X Files, and major Soap Operas associated with prepaid phone cards.  From 1991-1995, he was the Chief Executive Officer of 3B Telecommunications, a company he co-founded and which acted as a master agent for telecom networks reselling phone time and telecom services.  Mr. Balaban is the President, director and sole owner of a privately held entertainment corporation known as Balaban Entertainment Corp., a position he has held since its inception in 2004. Mr. Balaban was chosen as a director based on his business experience in entertainment and marketing.

Jeanene Morgan was appointed as the Company’s Chief Operating and Accounting Officer in December 2010 and her title was subsequently changed to Chief Financial Officer in April 2011. Prior to such appointment, Ms. Morgan acted as the Company’s Controller from February 2009, during which time she acted as a consultant through Morgan Consulting, a provider of project management and financial consulting for numerous organizations and clients, including audit support, GAAP compliance and structuring of internal financial and reporting controls.  From 2004 to 2010, Ms. Morgan co-owned and operated Ascent, Inc. a media booking agency located in Oxnard, California which specialized in television placement for long and short form infomercials.  As President of Ascent, Ms. Morgan was responsible for preparation of financial statements, business plans and tax reporting, including implementation of client reporting and development of new business proposals and presentations.  From 2002 to 2004, Ms. Morgan acted as Plant Controller to Rexam Beverage Can Company in Chatsworth, California, where she was responsible for corporate accounting and GAAP compliance and implemented a SAP inventory management module.  Ms. Morgan acted as Chief Financial Officer of Thaon Communications, Inc., a publicly traded company from February 2002 until its acquisition by Practice Xpert Services, Inc. in April 2003.  In that position she was responsible for ongoing fiscal operations, including accounting and cash management for three operating units as well as the publicly traded parent organization, and SEC compliance.   Ms. Morgan has an M.B.A. in International Management from the University of Dallas and a B.S. in Business Administration from Hawaii Pacific University.

Saul Hyatt will resign as a director of the Company effective upon the Company’s meeting its information obligations under the Exchange Act. Mr. Hyatt currently acts as an independent director for the Company, a position he has held since May 29, 2008.  Mr. Hyatt has served as President of DFASS USA, Inc. since 2009, and also acts as the Chief Operating Officer and a member of the Board of Directors DFASS/Retail Travel Services, Inc. a non-reporting company located in Miami, Florida, positions he has held since the year 2000.  Mr. Hyatt holds no other officer or director positions with any public or private company. Mr. Hyatt was chosen as a director of the Company based on his financial expertise and diverse domestic and international business experience.

Directors following the Resignation of Michael Meader, Larry Balaban, Howard Balaban and Saul Hyatt as Directors:

Set forth below is certain information regarding the persons who will become directors of the Company following the resignations of Michael Meader, Larry Balaban, Howard Balaban and Saul Hyatt as directors:

Name	Age
Andrew Heyward	64
Amy Moynihan Heyward	46
Lynne Segall	61
Jeffrey Weiss	50
Joseph “Gray” Davis	61
William McDonough	33
Bernard Cahill	48

See “Current Executive Officers and Directors of the Company” above for background of Andrew Heyward and Amy Moynihan Heyward.

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Lynne Segall, 61, has served as the Senior Vice President and Publisher of The Hollywood Reporter since June 2011. From 2010 to 2011, Ms. Segall was the Senior Vice President of Deadline Hollywood. From June 2006 to May 2010, Ms. Segall served as the Vice President of Entertainment, Fashion & Luxury advertising at the Los Angeles Times. In 2005, Ms. Segall received the Women of Achievement Award from The Hollywood Chamber of Commerce and the Women in Excellence Award from the Century City Chamber of Commerce. In 2006, Ms. Segall was recognized by the National Association of Women with its Excellence in Media Award. Ms. Segall was chosen to be a director based on her expertise in the entertainment industry.

Jeffrey Weiss, 50, is the Co-Chief Executive Officer of American Greetings Corporations and has been an employee of such company since 1988. Mr. Weiss is also a member of American Greetings Corporation’s Board of Directors. Mr. Weiss received his Bachelor of Arts Degree in Finance from Yeshiva University and his Master’s degree from the University of Pennsylvania’s Wharton School of Business. Mr. Weiss was chosen to be a director of the Company based on his experience in retail, product development, merchandizing, marketing and entertainment development.

Joseph “Gray” Davis, 70, served as the 37th governor of California from 1998 until 2003. Mr. Davis currently serves as “Of Counsel” in the Los Angeles, California office of Loeb & Loeb LLP. Mr. Davis has served on the Board of Directors of DiC Entertainment and is a member of the bi-partisan Think Long Committee, a Senior Fellow at the UCLA School of Public Affairs and Co-Chair of the Southern California Leadership Counsel. Mr. Davis received his undergraduate degree from Stanford University and received his Juris Doctorate from Columbia Law School. Mr. Davis served as lieutenant governor of California from 1995-1998, California State Controller from 1987-1995 and California State Assemblyman from 1982-1986. Mr. Davis was chosen as a director of the Company based on his knowledge of corporate governance.

William McDonough, 33, is a founding partner of Atlas Merchant Capital, which he co-founded in July 2013. From 2009 to 2013, Mr. McDonough was employed by Goldman Sachs, where his team managed the private capital of the current and retired partnership. Prior to that, Mr. McDonough launched a distressed debt and credit hedge fund of funds at Avenue Capital Group from 2007 to 2009. Mr. McDonough received his degree in Marketing and Pre-Law from Boston College. Mr. McDonough was chosen to be a director of the Company based on his broad knowledge of corporate finance.

Bernard Cahill, 48, is the founding partner of ROAR, LLC, an entertainment consulting firm, which he founded in 2004 and is the founding partner of Cahill Law Offices, an entertainment law firm, which he founded in 1995. Mr. Cahill is the founder of Unicorn Games LLC, which was sold to Hasbro, Inc. in 2000. Mr. Cahill holds a Bachelor’s of Science degree in Biology from Illinois State University and a Juris Doctorate from the John Marshall Law School. Mr. Cahill is a member of the Tennessee State and Illinois State Bar. Mr. Cahill was chosen to be a director based on his expertise in the entertainment field.

On November 15, 2013, in connection with the Merger, the Company entered into an engagement letter with ROAR pursuant to which ROAR agreed to provide the Company with certain services, including the development of a business development strategy, for a period of 18 months. In consideration for its services, the Company agreed to pay ROAR 6,749,175 shares of Common Stock, which shall vest as follows: 2,000,000 shares upon execution of the ROAR Engagement Letter, 2,000,000 shares on January 15, 2014, 1,374,588 shares on September 15, 2014 and 1,374,587 shares on March 15, 2015. Additionally, on November 15, 2013, the Company entered into a marketing consultation agreement with Girlilla pursuant to which Girlilla agreed to provide certain strategic digital marketing services in consideration for 1,000,000 shares of Common Stock, which shall vest as follows: 200,000 shares upon execution of the Girlilla Consulting Agreement, 200,000 shares on January 15, 2014, 200,000 shares on March 15, 2014, 200,000 shares on June 15, 2014 and 200,000 shares on September 14, 2014. ROAR owns 65% of Girlilla.

Board of Directors Committees

Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The Company’s Board performs the duties of such committees.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Andrew Heyward, at the address set forth on the front page of this Information Statement.

Director Independence

Prior to the Merger, Saul Hyatt, was considered an “ independent” director as defined under the Nasdaq Marketplace Rules. Upon closing of the Merger and the Company meeting its informational requirements under the Exchange Act, Lynne Segall, Jeffrey Weiss, Joseph “Gray” Davis and William McDonough will be considered “ independent” directors as defined under the Nasdaq Marketplace Rules.

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Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

The following table sets forth the annual and long-term compensation for services in all capacities for the fiscal years ended December 31, 2012 and 2011 paid to our Chief Executive Officer and Chief Financial Officer, and each other officer earning in excess of $100,000 per year.

Name and Principal Position	Year	Salary		Bonus	Option Awards		All Other Compensation		Total
		($)		($)	($)		($)		($)
Klaus Moeller,	2011	156,538	(2)	–	90,721	(5)	11,400	(1)	258,659
Chief Executive Officer	2012	195,000	(3)	–	48,819	(6)	11,400	(1)	255,219

Michael G. Meader,	2011	156,538	(2)	–	90,721	(5)	11,400	(1)	258,659
President (9)	2012	195,000	(3)	–	48,819	(6)	11,400	(1)	255,219

Larry Balaban,	2011	156,538	(2)	–	90,721	(5)	11,400	(1)	258,659
Chief Creative Officer and Secretary	2012	195,000	(3)	–	48,819	(6)	11,400	(1)	255,219

Howard Balaban,	2011	156,538	(2)	–	90,721	(5)	11,400	(1)	258,659
EVP of Business Development	2012	195,000	(3)	–	48,819	(6)	11,400	(1)	255,219

Jeanene Morgan,	2011	130,000		–	23,910	(7)	–		153,910
Chief Financial Officer	2012	165,000	(4)	–	19,515	(8)	–		184,515

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(1)	Represents car allowances paid to each officer out of a total authorized car allowance of $11,400 for each officer for the periods ended December 31, 2011 and 2012.

(2)	Authorized salaries for each officer for the fiscal year ended December 31, 2011 were $165,000. On January 1, 2011, each of the four officers agreed to a salary reduction to $125,000. On March 20, 2011 each of the four officers agreed to a resumption of their contractual salary payments for 2011 of $165,000. $26,788 of the 2011 salary for each of the four officers remains unpaid.

(3)	Authorized salaries for each officer for the fiscal year ended December 31, 2012 were $195,000. $73,269 of the 2012 salary for each of the four officers remains unpaid.

(4)	On May 2, 2012, the Company entered into a five-year “at will” employment agreement with Ms. Morgan to serve as the Company’s Chief Financial Officer. The agreement provides a base salary of $165,000 per annum for 2012. $6,346 of the 2012 salary remains unpaid.

(5)	Options were granted pursuant to employment agreements, which provided for the grant of stock options to the respective officer to purchase up to 1,000,000 shares of common stock and vesting as to 250,000 shares on the date of the agreement, 250,000 shares on the first anniversary date, 250,000 shares on the second anniversary date and 250,000 on the third anniversary date. Each option is currently vested and exercisable as of 250,000 shares and will expire on March 31, 2022. Each option was granted at an exercise price of $0.44 as per the employment agreement. On December 31, 2011, the Board of Directors authorized the grant of a stock option to purchase up to 100,000 shares to each of the four officers, with the option fully vesting as of that date. The option was granted at an exercise price of $0.22. This figure represents the amount expensed in 2011 for all of the options granted. The aggregate fair value of the options on the date of grant was computed in accordance with FASB ASC Topic 718. On November 15, 2013, each of the named individuals agreed to cancel the options granted under these agreements and awards.

(6)	On December 31, 2012, the Board of Directors authorized the grant of a stock option to purchase up to 100,000 shares to each of the four officers, with the option fully vesting as of that date. The option was granted at an exercise price of $0.20. This figure represents the amount expensed in 2012 for all of the options granted. The aggregate fair value of the options on the date of grant was computed in accordance with FASB ASC Topic 718. On November 15, 2013, each of the named individuals agreed to cancel the options granted under these agreements and awards.

(7)	As part of the offer of employment, Ms. Morgan was granted options to purchase up to 450,000 shares on December 31, 2010, with 150,000 vesting on issuance and 100,000 vesting per annum on December 31, 2011, 2012, and 2013. The option was granted at an exercise price equal to 100% of the fair market value (five-day average trading price) of our common stock on the grant date. This option is currently vested and exercisable as to 250,000 shares and will expire on December 31, 2014. On December 31, 2011, the Board of Directors authorized the grant of a stock option to purchase up to 100,000 shares to Ms. Morgan, with the option fully vesting as of that date. The option was granted at an exercise price $0.22. This figure represents the amount expensed in 2011 for all of the options granted. The aggregate fair value of the option on the date of grant was computed in accordance with FASB ASC Topic 718.

(8)	On December 31, 2012, the Board of Directors authorized the grant of a stock option to purchase up to 100,000 shares to Ms. Morgan, with the option fully vesting as of that date. The option was granted at an exercise price $0.20. This figure represents the amount expensed in 2012 for all of the options granted. The aggregate fair value of the option on the date of grant was computed in accordance with FASB ASC Topic 718.

(9)	On March 28, 2013, Mr. Meader resigned as President effective April 1, 2013. Mr. Meader and the Company entered into an agreement whereby Mr. Meader will provide consulting services for an initial period of twelve months.

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Outstanding Equity Awards at Fiscal Year End

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexersisabl	Equity incentive plan awards: Number of securities underlying unexercised uneared options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, unit or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares units or other rights that have not vested ($)
Klaus Moeller	2,000,000	0	0	$0.44	1/20/2014	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	100,000	0	0	$0.22	12/31/2016	0	0	0	0
	100,000	0	0	$0.20	12/31/2017	0	0	0	0
Michael Meader	2,000,000	0	0	$0.44	1/20/2014	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	100,000	0	0	$0.22	12/31/2016	0	0	0	0
	100,000	0	0	$0.20	12/31/2017	0	0	0	0
Larry Balaban	2,000,000	0	0	$0.44	1/20/2014	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	100,000	0	0	$0.22	12/31/2016	0	0	0	0
	100,000	0	0	$0.20	12/31/2017	0	0	0	0
Howard Balaban	2,000,000	0	0	$0.44	1/20/2014	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	250,000(1)	0	0	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	0	0	250,000(1)	$0.44	3/31/2022	0	0	0	0
	100,000	0	0	$0.22	12/31/2016	0	0	0	0
	100,000	0	0	$0.20	12/31/2017	0	0	0	0
Jeanene Morgan	50,000	0	0	$0.55	12/31/2014	0	0	0	0
	150,000(2)	0	0	$0.34	12/31/2015	0	0	0	0
	100,000(2)	0	0	$0.34	12/31/2016	0	0	0	0
	100,000(2)	0	0	$0.34	12/31/2017	0	0	0	0
	0	0	100,000(2)	$0.34	12/31/2018	0	0	0	0
	0	0	200,000(2)	$0.44	12/31/2019	0	0	0	0
	100,000	0	0	$0.22	12/31/2016	0	0	0	0
	100,000	0	0	$0.20	12/31/2017	0	0	0	0

(1)	Options were granted as part of employment agreements. Options to purchase up to 1,000,000 shares of common stock were granted on April 1, 2011, with 250,000 vesting on issuance and 250,000 vesting per annum on April 1, 2012, 2013, and 2014. Pursuant to an agreement with the named individuals, these options were cancelled effective November 15, 2013.

(2)	Options were granted as part of offer of employment. Options to purchase up to 450,000 shares of common stock were granted on December 31, 2010, with 150,000 vesting on issuance and 100,000 vesting per annum on December 31, 2011, 2012, and 2013. On May 2, 2012 and additional option to purchase up to 200,000 shares were granted pursuant to a employment agreement vesting on December 31, 2014. On October 1, 2013, pursuant to an employment agreement, all options granted were immediately vested.

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Employment Agreements

On April 26, 2011, the Company and each of Messrs. Moeller, Meader, Larry Balaban and Howard Balaban (the “Executives”) agreed to terminate all then existing employment agreements for the Executives and enter into new five-year employment agreements unless written termination is provided by either party. Each employment agreement provides for a graduated base salary beginning at $165,000 per annum retroactive to March 20, 2011, continuing to December 31, 2011, increasing to $195,000 for 2012 and $225,000 for 2013. After 2013, the agreement provides for base salary increases at the discretion of the Board of Directors, with a minimum 5% increase.  In addition to base salary, each Executive will receive an annual car allowance of $11,400, and four weeks paid vacation per annum.

Each agreement also provides for a cash incentive bonus determined at the sole discretion of our Board of Directors which shall not be less than 4.5% of the Company’s EBITDA (Earnings Before Interest, Depreciation, Taxes and Amortization) if the Company is EBITDA positive nor be more than 100% of the Executive’s base salary, although the Board has retained discretion to waive the 100% cap. In addition, pursuant to the agreements each Executive has been granted a non-qualified stock option to purchase up to 1,000,000 shares of the Company’s common stock, vesting as to 250,000 shares on the grant date and 250,000 shares per year on the anniversary date of the agreements.  The exercise price of options is $0.44 per share and the options will expire on the tenth anniversary of the date of grant except in the event of a termination for cause under the respective employment agreement, in which case the option will expire in its entirety ninety days after termination of employment. Each Executive has granted the Company a right of first refusal to repurchase any shares of common stock acquired by the Executive pursuant to the option in the event of a termination for cause. The purchase price on the right of first refusal would be the bid price on the date of termination.

The employment agreement provides for payment of severance compensation equal to eighteen months of the Executive’s base salary on the date of termination of the Executive’s employment by the Company other than for cause.  Subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, severance will be paid over the course of eighteen months following the termination date and will be made on the Company’s normal payroll dates during the severance period. Severance compensation is in addition to his base salary through the date of termination, accrued vacation and bonus compensation earned but not yet paid on the date of termination.

In addition, the agreements each provide that, upon termination without cause or as a result of a change of control, the unvested portion of any options then held by the Executive will immediately vest.  For purposes of these agreements, a “change of control” includes the sale of all or substantially all of the Company’s assets, a merger or consolidation resulting in securities representing 50% of the combined voting power of the outstanding common stock being transferred to persons who are different from the holders immediately preceding the transaction, the acquisition (directly or indirectly) of 50% of the total combined voting power of the common stock pursuant to a tender or exchange offer, or a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election.

Each of the employment agreements includes standard confidentiality, non-competition (including during any severance period), non-solicitation and non-disparagement provisions, provides for twenty days of vacation time per annum, and provides for indemnification of the Executive to the fullest extent allowed by the California Corporations Code and the Company’s Articles of Incorporation and Bylaws.

On January 10, 2013, Messrs. Moeller, Meader and Howard Balaban agreed to reduce the amount of payments for salary effective January 1, 2013 through January 19, 2013 to $165,000 and a further reduction to $140,000 commencing January 20, 2013, continuing until further notice by each one to the Board of Directors. The agreements with each of Messrs. Moeller, Meader and Howard Balaban include the accrual of unpaid salary, the right to convert any or all of the accrued but unpaid salary to common stock of the Company at a conversion price of $0.21 per share and an amendment to all outstanding stock option grant notices to allow each to retain all rights until the expiration date upon termination unless for cause, as defined in the employment agreement.

On March 28, 2013, Mr. Meader voluntarily resigned his position as President effective April 1, 2013. The Company agreed that Mr. Meader will retain all stock options granted to him as of the date of termination, with no changes in the vesting and expiration dates in accordance with the original grant notices, in exchange for a general release of all claims against the Company. The Company has entered into a consulting agreement with Mr. Meader to provide continued services for an initial period of twelve months.

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On May 2, 2012, the Company entered into a five-year “at will” employment agreement with Jeanene Morgan to serve as the Company’s Chief Financial Officer. The agreement provides a base salary of $165,000 per annum from January 1, 2012 to December 31, 2012, increasing to $190,000 on January 1, 2013 and $215,000 on January 1, 2014. After 2014, the agreement provides for base salary increases at the discretion of the Board of Directors with a minimum 5% increase. Ms. Morgan shall be permitted to participate in all benefit plans of the Company and receive 4 weeks paid vacation.

The agreement also provides for a cash incentive bonus determined at the sole discretion of our Board of Directors which shall not be less than 2.0% of the Company’s EBITDA (Earnings Before Interest, Depreciation, Taxes and Amortization) if the Company is EBITDA positive nor be more than 100% of the base salary, although the Board has retained discretion to waive the 100% cap. In addition, pursuant to the agreement Ms. Morgan has been granted a qualified stock option to purchase up to 2000,000 shares of the Company’s common stock, vesting on December 31, 2014.  The exercise price of option is $0.44 per share and the option will expire on the fifth anniversary of the date of vesting except in the event of a termination for cause under the employment agreement, in which case the option will expire in its entirety ninety days after termination of employment.

The employment agreement provides for payment of severance compensation equal to twelve months of the base salary on the date of termination of employment by the Company other than for cause.  Subject to the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, severance will be paid over the course of twelve months following the termination date and will be made on the Company’s normal payroll dates during the severance period. Severance compensation is in addition to her base salary through the date of termination, accrued vacation and bonus compensation earned but not yet paid on the date of termination.

In addition, the agreement provides that, upon termination without cause or as a result of a change of control, the unvested portion of any options then held by Ms. Morgan will immediately vest.  For purposes of this agreement, a “change of control” includes the sale of all or substantially all of the Company’s assets, a merger or consolidation resulting in securities representing 50% of the combined voting power of the outstanding common stock being transferred to persons who are different from the holders immediately preceding the transaction, the acquisition (directly or indirectly) of 50% of the total combined voting power of the common stock pursuant to a tender or exchange offer, or a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election.

The employment agreement includes standard confidentiality, non-competition (including during any severance period), non-solicitation and non-disparagement provisions, provides for twenty days of vacation time per annum, and provides for indemnification of the Executive to the fullest extent allowed by the California Corporations Code and the Company’s Articles of Incorporation and Bylaws.

On January 10, 2013, Ms. Morgan agreed to defer the payment of the salary increase which would have become effective January 1, 2013. The deferral will continue until further notice by Ms. Morgan to the Board of Directors. The agreement includes the accrual of unpaid salary, the right to convert any or all of the accrued but unpaid salary to common stock of the Company at a conversion price of $0.21 per share and an amendment to all outstanding stock option grant notices to allow Ms. Morgan to retain all rights until the expiration date upon termination unless for cause, as defined in the employment agreement.

On October 29, 2013, the Company entered into new employment agreements, effective as of October 1, 2013, with each of Klaus Moeller, its Chief Executive Officer and Chairman and Jeanene Morgan, its Chief Financial Officer.

Pursuant to Mr. Moeller’s employment agreement (the “Moeller Employment Agreement”), Mr. Moeller shall serve as the Company’s Chief Executive Officer for a period of two years in consideration for (i) an annual salary of $20,800 (except that if the Company generates cash flow from operations of at least $300,000 on an annual basis, Mr. Moeller’s annual salary shall be $100,000 plus an additional payment of $75,000 per annum, payable in cash or shares of the Company’s common stock, in quarterly installments of $18,750 each, and (ii) the acceleration of vesting of all previously issued option grants to Mr. Moeller under the Company’s 2008 Stock Option Plan as well as participation in other Company benefit plans and the ability to receive a year-end performance bonus, at the discretion of the Company’s Board of Directors. In the event Mr. Moeller’s employment is terminated by the Company without “Cause” (as defined in the Moeller Employment Agreement), Mr. Moeller shall be entitled to severance payments for twelve months, based on the annual salary rate of $100,000. The Moeller Employment Agreement was terminated in connection with the Merger.

12

Pursuant to Ms. Morgan’s employment agreement (the “Morgan Employment Agreement”), Ms. Morgan shall serve as the Company’s Chief Financial Officer for a period of two years in consideration for (i) an annual salary of $175,000 and (ii) the acceleration of vesting of all previously issued option grants to Ms. Morgan under the Company’s 2008 Stock Option Plan as well as participation in other Company benefit plans and the ability to receive a year-end performance bonus, at the discretion of the Company’s Board of Directors. In the event Ms. Morgan’s employment is terminated by the Company without “Cause” (as defined in the Morgan Employment Agreement), Ms. Morgan shall be entitled to severance payments for twelve months.

In connection with the Merger, the Company and Klaus Moeller entered into a termination agreement to terminate Mr. Moeller’s employment agreement dated as of October 29, 2013 (the “Moeller Employment Termination Agreement”). Under the terms of the Moeller Employment Termination Agreement, Mr. Moeller agreed to cancel options to purchase an aggregate of up to 1,950,000 shares of the Common Stock.

In connection with the Merger, the Company and certain of our pre-merger directors agreed to cancel outstanding options to purchase up to an aggregate of 5,850,000 shares of Common Stock.

In connection with the Merger, on November 15, 2013, the Company entered into Salary Conversion Agreements with each of Klaus Moeller, Jeanene Morgan, Larry Balaban, Howard Balaban and Michael Meader pursuant to which such individuals agreed to convert an aggregate of approximately $612,442.62 in accrued but unpaid salaries into an aggregate of 12,414,516 shares of Common Stock.

On November 15, 2013, we entered into the Andrew Heyward Employment Agreement, whereby Mr. Heyward agreed to serve as our Chief Executive Officer for a period of five years, subject to renewal, in consideration for an annual salary of $200,000.  Additionally, under the terms of the Andrew Heyward Employment Agreement, Mr. Heyward shall be eligible to receive an annual bonus if the Company meets certain criteria, as established by the Board of Directors.  Mr. Heyward shall be entitled to reimbursement of reasonable expenses incurred in connection with his employment and the Company may take out and maintain during the term of his tenure, a life insurance policy in the amount of $1,000,000. During the term of his employment and under the terms of the Andrew Heyward Employment Agreement, Mr. Heyward shall be entitled to be designated as composer on all music contained in the programming produced by the Company and to receive composer’s royalties from applicable performing rights societies.

On November 15, 2013, we entered into the Amy Heyward Employment Agreement, whereby Ms. Heyward agreed to serve as our President for a period of five years, subject to renewal, in consideration for an annual salary of $180,000.  Additionally, under the terms of the Amy Heyward Employment Agreement, Ms. Heyward shall be eligible to receive an annual bonus if the Company meets certain criteria, as established by the Board of Directors. Ms. Heyward shall be entitled to reimbursement of reasonable expenses incurred in connection with her employment and the Company may take out and maintain during the term of her tenure, a life insurance policy in the amount of $1,000,000. During the term of her employment and under the terms of the Amy Heyward Employment Agreement, Ms. Heyward shall be entitled to be designated as composer on all music contained in the programming produced by the Company and to receive composer’s royalties from applicable performing rights societies.

Director Compensation

The following table sets forth with respect to the named directors, compensation information inclusive of equity awards and payments made for the fiscal years ended December 31, 2012 and 2011 in the director's capacity as director.

Name		Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Saul Hyatt	2012	$0	$0	$388	$0	$0	$0	$388
	2011	$0	$0	$2,250	$0	$0	$0	$2,250

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Larry Balaban and Howard Balaban, are brothers.

On February 1, 2008, Isabel Moeller, sister of our former Chief Executive Officer and current director, Klaus Moeller, loaned $310,000 to the Company at an interest rate equal to 8% per annum. The funds were borrowed from Ms. Moeller in order to reduce outstanding obligations due to Genius Products, Inc. at that time. Subsequent agreements extended the maturity date to January 15, 2015 and reduced the stated interest rate to six (6%) percent per annum. Repayments on the principle balance were made in the aggregate of $24,000 during February and April 2011. In March 2011, Ms. Moeller subscribed for 1,000,000 shares of our common stock at a purchase price of $0.20 per share pursuant to a private placement offering conducted by the Company under Rule 506. In lieu of cash payment for the shares, Ms. Moeller agreed to a $200,000 reduction in the outstanding principal balance of her note effective April 1, 2011. On March 31 2012, Ms. Moeller agreed to convert the remaining balance of outstanding principal and interest, in the amount of $173,385, to shares of common stock of the Company. The outstanding balance as of December 31, 2012 and December 31, 2011 was $0 and $170,823, respectively.

Throughout 2009, 2008 and 2007, the Company borrowed funds from Messrs. Moeller, Meader, Larry Balaban and Howard Balaban in the aggregate principal amounts of $4,000, $280,000 and $444,500, respectively.  The proceeds from all officer loans were used to pay operating obligations of the Company.  Subsequent agreements amended the stated interest rate to 6% per annum and extended the maturity to January 15, 2015. Repayments were made on February 2, 2011 and April 27, 2011 in the aggregate amounts of $66,000 and $30,000, respectively. On March 7, 2012, the four Officers agreed to execute extension agreements to change the maturity date on their respective notes to January 15, 2015, with no change in the terms. At December 31, 2012 and 2011, there was a combined total of approximately $243,251 and $229,119, respectively, in principal and accrued interest outstanding under these notes.

On March 31, 2011, four of our former officers agreed to convert accrued but unpaid salaries through December 31, 2010 to subordinated long term notes payable. In February 2011, as a result of an agreement by each of the four officers to retroactively decrease the amount of the annual salary for 2010 from $125,000 per annum per officer to $80,000, the amount of the notes were reduced to an aggregate of $1,620,137. On March 31, 2012, three of the officers agreed to convert the entire balance outstanding on their respective notes in the cumulative amount of $1,326,048, including principal and interest, to 6,630,241 shares of common stock of the Company as payment in full. The remaining officer converted a total of $246,113 of the outstanding balance for 1,230,566 shares of common stock of the Company. All shares issued in exchange for the notes were valued at $0.20 per share. The remaining note has a principal balance of $159,753, a maturity date of January 15, 2015 and a stated interest rate of six percent (6%) per annum. There is no prepayment penalty. As of December 31, 2012 and December 31, 2011, the principal and accrued interest was $204,640 and $1,743,246, respectively.

On November 15, 2013, we consummated the Merger and A Squared became our wholly owned subsidiary at which time Andrew Heyward became our Chief Executive Officer and Amy Moynihan Heyward became our President. In connection with the Merger, we issued 297,218,237 shares of Common Stock to A Squared Holdings, LLC, the sole member of A Squared. Mr. Heyward and Ms. Heyward hold 95% of the outstanding membership interests of A Squared Holdings, LLC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

 The following table sets forth certain information, as of November 22, 2013, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

$0.001 par value common stock	A Squared Holdings, LLC 9401 Wilshire Boulevard Suite 608 Beverly Hills, California 90212	297,218,237 shares	50%
$0.001 par value common stock	Andrew Heyward 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	297,218,237 shares(2)	50%
$0.001 par value common stock	Amy Moynihan Heyward 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	297,218,237 shares(2)	50%

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$0.001 par value common stock	Klaus Moeller 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	16,292,635 shares	3%
$0.001 par value common stock	Michael Gene Meader and Suzanne Donayan Meader Trustees The Meader Family Trust dated June 27, 2002 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	9,430,482 shares	2%
$0.001 par value common stock	Michael Meader 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	3,617,521 shares	1%
$0.001 par value common stock	Michael Gene Meader and Suzanne Donayan Meader Trustees of Ani Meader Trust dated July 25, 2006 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	2,000,000 shares	<1%

$0.001 par value common stock	Michael Gene Meader and Suzanne Donayan Meader Trustees of Mark Meader Trust dated July 25, 2006 5820 Oberlin Dr., Suite 203 San Diego, CA 92121	2,000,000 shares	<1%
$0.001 par value common stock	Michael Gene Meader and Suzanne Donayan Meader Trustees of Anthony Meader Trust dated July 25, 2006 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	2,000,000 shares	<1%
$0.001 par value common stock	Larry Balaban 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	17,571,246 shares	3%
$0.001 par value common stock	Larry Balaban and Sara Balaban Trustees of Balaban Children’s Trust dated October 15, 2006 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	1,000,000 shares	<1%
$0.001 par value common stock	Howard Balaban 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	21,821,693 shares	4%
$0.001 par value common stock	Jeanene Morgan 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	1,569,592 shares	<1%
$0.001 par value common stock	Saul Hyatt 3111 Camino del Rio North, Suite 400 San Diego, CA 92108	500,000 shares	<1%

15

$0.001 par value common stock	Melechdavid, Inc. 100 S Pointe Dr #1405 Miami Beach, FL 33139	33,102,173 shares	6%
$0.001 par value common stock	Erick Richardson 1100 Glendon Ave. #850 Los Angeles, CA 90024	33,102,172 shares	6%
$0.001 par value common stock	All officers and directors as a group	374,021,406 shares (1)	63%

(1)

Based on 591,869,696 shares of Common Stock outstanding as of November 22, 2013. Where persons listed on this table (other than Andrew Heyward, Amy Moynihan Heyward and A Squared Holdings, LLC) have the right to obtain additional shares of our Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from November 22, 2013, these additional shares are deemed to be beneficially owned for the purpose of computing the amount and percentage of common stock owned by such persons. The Company granted Jeanene Morgan an option to purchase up to 50,000 shares on December 31, 2009, which were fully vested as of that date.  The Company granted Jeanene Morgan an option to purchase up to 450,000 shares on December 31, 2010, 150,000 were fully vested as of that date, with the remaining options vesting as of December 31, 2011, 2012, and 2013 in the amount of 100,000 shares each year.  The Company granted an option to purchase up to 100,000 shares on December 31, 2011 to Ms. Morgan, which were fully vested as of that date. The Company granted an option to purchase up to 100,000 shares on December 31, 2012 to Ms. Morgan, which were fully vested as of that date. On each of December 31, 2012 and 2011, the Company granted options to purchase up to 25,000 shares of common stock to Mr. Hyatt, fully vesting as of the date of grant. On May 15, 2013, Stock Option Grant Notices were issued to Ms. Morgan to purchase up to 750,000 shares of common stock, vesting on the grant date, at an exercise price of $0.20 per share.  Pursuant to an employment agreement with Ms. Morgan, all options granted were immediately vested. As a result, the percentage ownership interest of each such officer referenced in the table includes the 1,700,000shares which could be purchased within 60 days of November , 2013.   Shares held by such officers as guardian for or in as trustees of trusts established for minor children are included in the table and are reflected in the aggregate number and percentage ownership for all officers and directors as a group.

(2)	Represents shares held by A Squared Holdings LLC over which Andrew Heywood and Amy Moynihan Heywood hold voting and dispositive power.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

GENIUS BRANDS INTERNATIONAL, INC.

Dated: November 22, 2013	By:	/s/ Jeanene Morgan
Jeanene Morgan
Chief Financial Officer

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